Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of March 14, 2011, reviews Pacific Rim Mining Corp.’s (collectively, with its subsidiaries, “Pacific Rim” or “the Company”) business and financial performance for the three and nine months ended January 31, 2011 (“Q3 2011”), in comparison to the three and nine months ended January 31, 2010 (“Q3 2010”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s Q3 2011 unaudited interim consolidated financial statements and accompanying notes.

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States. The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to information that is based on assumptions of management, forecasts of future results, and estimates of amounts not yet determinable. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to the outcome of legal proceedings; political and regulatory risks associated with mining and exploration; risks related to the maintenance of exchange listings; risks related to environmental regulation and liability; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks related to gold price and other commodity price fluctuations; and other risks and uncertainties related to the Company’s prospects, properties and business detailed elsewhere in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations. The SEC does not recognize these terms and does not normally permit such terms to be used in reports and registration statements filed with the SEC. These terms differ from the definitions in the United States Securities Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Furthermore, Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Overview

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company is actively pursuing additional exploration opportunities elsewhere in the Americas, including the Remance gold project in Panama.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its: U.S. subsidiaries Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.; Salvadoran subsidiaries Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”); and, Panamanian subsidiary Minera Verde, S.A. (“Minera Verde”) inclusive.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of a legal dispute initiated by the Company’s subsidiary and owner of the El Dorado project, PacRim, under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”). The Company remains committed, however, to seeking a resolution of this dispute and renewing its advancement of the El Dorado project.

The Company’s business plans and management talent primarily lie in gold exploration in the Americas. Accordingly, management has renewed its focus on the acquisition of new projects of merit that fit its exploration objectives. In August 2010, the Company signed a letter of intent to acquire the Remance gold project in Panama. Formal acquisition of the project remains on hold, and is highly uncertain at this time. The Company is increasingly concerned that extension of the Remance concession term, normally a routine process permitted under Panamanian mining law, is being hampered by bureaucratic irregularities within the ministry responsible for mining, and/or issues and recent difficulties related to the passing of a new mining law in Panama. If these roadblocks can be overcome and the Remance concession extended, the Company intends to proceed with its acquisition of the Remance Project by signing a Formal Agreement.

Additional project acquisitions are currently being sought.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

1.1 Significant or Subsequent Events

No significant technical or corporate events occurred during or subsequent to the Company’s third quarter of fiscal 2011.

1.2 Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings and/or financial arrangements in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available now or in the future, or be available on favourable terms, particularly considering current market conditions for issuance of capital. The Company’s current cash position is not sufficient to fund its operations through the coming fiscal year without additional funding from the issuance of shares or the exercise of outstanding warrants.

Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 13.

1.3 Overall Financial Performance

Pacific Rim is an exploration company that relies on cash and cash equivalents to fund its exploration and general and administrative expenses.

For the three month period ended January 31, 2011, Pacific Rim recorded a loss for the period after discontinued operations of $(1.3) million or $(0.01) per share, compared to a loss of $(1.0) million or $(0.01) per share for the three month period ended January 31, 2010. The increase in net loss period over period is primarily due to increases in CAFTA-related expenses during Q3 2011 ($0.6 million) compared to Q3 2010 ($0.3 million) and a gain on the sale of bullion during Q3 2010 ($0.2 million) for which there is no comparable item during Q3 2011.

At January 31, 2011, the Company’s cash and cash equivalents totalled $0.9 million, a decrease of $0.4 million from the April 30, 2010 (2010 fiscal year end) balance of $1.3 million. In addition, short-term investments were $1.0 million at January 31, 2011, compared to $nil at April 30, 2010 and receivables, deposits and prepaids were $0.2 million at January 31, 2011 compared to $0.1 million at April 30, 2010. As a result, current assets were $2.1 million at January 31, 2011 compared to $1.4 million at April 30, 2010. The increases in current assets is due to $3.2 million in cash received by the Company from the sale of securities in a private placement financing during Q2 2011 , offset by the investment of a portion of this cash into short-term investments as well as expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action.

Property, plant and equipment balances at January 31, 2011 were negligibly reduced from the April 30, 2010 balance ($5.5 million at both April 30, 2010 and January 31, 2011). As a result, the Company’s total assets at January 31, 2011 were $7.6 million compared to $6.9 million at the end of fiscal 2010.

At January 31, 2011 the Company had current liabilities of $1.8 million compared to $1.6 million at April 30, 2010. This increase in current liabilities is due to a $0.2 million increase in accounts payable and accrued liabilities of which $1.7 million (as of January 31, 2011) is due to one vendor associated with PacRim’s CAFTA action. Future income tax liability, related to PacRim’s investment in El Salvador, did not change between April 30, 2010 and January 31, 2011, and is currently valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

The $0.7 million increase in current assets combined with the $0.2 million increase in current liabilities, resulted in a $0.5 million improvement in working capital from $(0.2) million at April 30, 2010 to $0.3 million at January 31, 2011.

Significant issues facing the Company in the remainder of fiscal 2011 and into fiscal 2012 include: the signing of a formal option agreement to acquire the Remance project; the Company’s ability to secure adequate financing for exploration expenses, maintenance of the El Salvador properties, general working capital purposes, and the continuation of PacRim’s CAFTA action; commencement of an exploration and drilling program on the Remance project if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved. Readers are strongly encouraged to review the information provided in Section 13 –Risks and Uncertainties.

[The foregoing paragraph contains forward-looking information regarding events and situations management anticipates the Company will face in the remainder of fiscal 2011 and into fiscal 2012. These statements are based on timelines provided to the Company by arms-length parties, management’s identification and current perusal of potential new project acquisitions, and the Company’s current cash position and anticipated budget for the coming year. The Company’s financial results and/or business plans may be affected and/or differ from what is currently anticipated should any of these assumptions prove incorrect. Readers are encouraged to review Sections 6, 13, and 15 below.]

2. Significant Exploration Projects

Through its U.S. and Salvadoran subsidiaries, Pacific Rim holds three exploration projects in El Salvador: the advanced-stage El Dorado gold project and the early-stage Santa Rita and Zamora-Cerro Colorado gold projects. During Q1 2011, the Company signed a letter of intent to acquire the Remance gold project in Panama. The Company continually assesses mineral projects in other jurisdictions for potential acquisition as part of its project generation efforts.

The Company did not invest significantly in exploration work to advance the El Dorado project, or any of its other existing exploration projects, during Q3 2011. The Company ceased exploration activities designed to advance its Salvadoran exploration projects in July 2008 when it became apparent that its efforts to secure a mining permit for the El Dorado project were being stalled by the GOES, and that support for mining in El Salvador by the GOES was in question. This exploration hiatus continued during Q3 2011.

Background information regarding the Company’s El Salvador exploration projects are provided in its fiscal 2010 Year End Managements Discussion and Analysis (2010 MD&A) available at www.pacrim-mining.com or www.sedar.com.

2.1 El Dorado Gold Project, El Salvador

2.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s most advanced-stage exploration property. Pacific Rim, through PacRim and PRES, owns 100% of the El Dorado project.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area including the Minita, South Minita and Balsamo deposits that host the bulk of the project’s resources.

Readers are referred to the Company’s 2010 MD&A for a thorough description of the El Dorado project claims and tenure, including the project’s tabulated gold and silver resources.

2.1.2 Q3 2011 Developments

In July 2008 the Company made the difficult decision to suspend all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved (see Section 2.1.3 for additional information about permitting). The Company did not conduct any significant exploration work to further advance the El Dorado project during Q3 2011. Exploration-related activities at the El Dorado project consisted primarily of care and maintenance responsibilities and baseline environmental data collection.

2.1.3 Permitting

A thorough description of the process for obtaining an exploitation concession (aka mining permit) under El Salvadoran law, and Pacific Rim’s efforts to obtain approval of its El Dorado Environmental Impact Study (“EIS”) as a precursor to approval of the El Dorado exploitation concession are available in the Company’s 2010 MD&A. There were no material developments in the Company’s application for environmental or exploitation permits during Q3 2011.

2.1.4 CAFTA Action

A thorough description of PacRim’s action brought against the GOES through the provisions of CAFTA and the Investment Law of El Salvador is available in the Company’s 2010 MD&A.

On January 4, 2010, the GOES filed preliminary objections to PacRim’s claims (the “Preliminary Objection”) under CAFTA and El Salvador's Investment Law that sought to dispose of nearly all of PacRim’s case. A hearing into the Preliminary Objection was held on May 31 and June 1, 2010 at ICSID headquarters in Washington, DC.

On August 2, 2010 the ICSID Tribunal that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favor of PacRim, unanimously rejecting all of the arguments made by the GOES in its Preliminary Objection filed under Articles 10.20.4 and 10.20.5 of CAFTA.

Immediately following the ICSID Preliminary Objection ruling, the GOES filed another set of objections, asserting that the Tribunal does not have jurisdiction to hear PacRim's claims, based primarily on issues of nationality. PacRim has responded to GOES' Jurisdiction Objections, asserting that they are without merit. The Tribunal has set a hearing on the Jurisdiction Objections for March 23-26, 2011, in Washington, D.C. PacRim is hopeful that the Tribunal will rule on this second set of objections quickly, allowing the parties finally to proceed to the merits of PacRim's claims.

Copies of PacRim’s original CAFTA claim, the GOES’s Preliminary Objection filing and PacRim’s response, and the GOES’s Jurisdiction Objection filing and PacRim’s response are available on Pacific Rim’s website (www.pacrim-mining.com).

2.1.5 Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration (and sole material) project, and has been the primary focus of its exploration efforts for the past 8 years and the recipient of the bulk of its exploration expenditures. The project has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (readers are referred to the Company’s 2010 MD&A, and to its March 2008 El Dorado Technical Report filed on SEDAR www.sedar.com for additional important information regarding the El Dorado resources). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES.

[The foregoing paragraph contains forward-looking statements regarding management’s expectation that the El Dorado deposits will be low cost and environmentally low impact. These assessments are based on the economic results of a 2005 pre-feasibility study for the El Dorado project (available on SEDAR at www.sedar.com), and preliminary mineralogical and environmental testing of the El Dorado deposits. More current and/or rigorous economic analysis and more thorough testing may prove these assumptions erroneous.]

The Company drastically reduced its exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during the remainder of fiscal 2011 and for the foreseeable future.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the El Dorado property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Dorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Dorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2011 and beyond may not occur as planned.]

2.2 Remance Gold Project, Panama

During Q2 2011, the Company, through its Panamanian subsidiary Minera Verde S.A. (“Minera Verde”), signed a Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company and Minera Verde, the “Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

The Parties have agreed to sign a formal option agreement (the “Formal Agreement”) granting Minera Verde the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. Signing of the Formal Agreement has not been concluded at this time and is currently highly uncertain, owing to delays that Minera Clifton has experienced in obtaining an extension to the Remance concession term as provided by Panamanian law. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”). The option to acquire Remance may be exercised by the Company by completing the following terms:

                1. paying to Minera Clifton the sum of US$200,000 (the "Cash Payment"), payable as follows:

On the date of execution of the Formal Agreement by the Parties:	US $50,000
On the date which is 3 months after the date of execution of the Formal Agreement:	US $50,000
On the date which is 6 months after the date of execution of the Formal Agreement:	US $50,000
On the date which is 10 months after the date of execution of the Formal Agreement:	US $50,000

                2. on the date of execution of the Formal Agreement, issuing to Minera Clifton a total of 5 million common shares of Pacific Rim (the "Acquisition Shares");

                3. within the Option Period (as defined below), conducting a drilling program on the Concession of at least 10,000 metres, and initiating environmental and metallurgical studies on the Remance project (collectively, the "Drilling Program"). The Option Period is the period which begins on the date on which Pacific Rim has received all required permissions and approvals of the Panamanian government to begin the Drilling Program, and which ends on the date which is 12 months thereafter; and

                4. on or before the date which is 10 days after the last day of the Option Period, giving written notice to Minera Clifton that it intends to exercise the Option, in consideration of which Pacific Rim will pay to Minera Clifton, as soon as practicable thereafter, the sum of US$5,000,000, payable, at the election of Minera Clifton, in cash or common shares of Pacific Rim (the "Additional Shares").

As noted above, the Remance project acquisition has not currently been completed and is highly uncertain at this time. The Company is increasingly concerned that extension of the Remance concession term, normally a routine process permitted under Panamanian mining law, is being hampered by bureaucratic irregularities within the ministry responsible for mining, and/or issues and recent difficulties related to the passing of a new mining law in Panama. If these roadblocks can be overcome and the Remance concession extended, the Company intends to proceed with its acquisition of the Remance Project by signing the Formal Agreement.

If the Remance project is formally acquired, the Company’s current knowledge of the project suggests a thorough and systematic drill program is warranted to test the depth extent of the known near-surface gold mineralization. A first phase exploration program, including environmental and metallurgical studies is expected to cost approximately $1 million. The Company would require additional financing to complete the Phase 1 program described above.

[The foregoing paragraph contains forward-looking statements regarding the Company’s potential plans for the Remance project during fiscal 2011 and beyond. These plans are based on various assumptions including but not limited to the signing of the Formal Agreement, the anticipated receipt of all regulatory approvals for the Formal Agreement and subsequent option terms as necessary, the receipt of any necessary exploration permits from Panamanian regulatory authorities, and other risks and uncertainties as outlined below. Should any of these assumptions prove incorrect, the Company’s final acquisition of the Remance project, and/or its exploration plans for Remance may not occur as planned.]

A thorough description of the Remance system is provided in the Company’s Q1 2011 quarterly MD&A available at www.pacrim-mining.com or www.sedar.com.

2.3 Santa Rita and Zamora-Cerro Colorado Gold Projects, El Salvador

The Company‘s Santa Rita and Zamora-Cerro Colorado projects cover additional low-sulfidation epithermal gold districts in El Salvador. The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project and is 100% owned by the Company. The Zamora-Cerro Colorado project comprises some claims that are under option to earn a 100% interest from a third party and additional claims that were staked are 100% owned by the Company. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence. Readers are referred to the Company’s 2010 MD&A for a thorough description of the Santa Rita and Zamora-Cerro Colorado project claims and exploration targets.

Exploration activities were curtailed at both the Santa Rita and Zamora-Cerro Colorado projects in July 2008 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. No material developments occurred on the Santa Rita or Zamora-Cerro Colorado project during Q3 2011. The Company intends to maintain the Zamora-Cerro Colorado licences during fiscal 2011 and beyond, and awaits approval of the re-staked Santa Rita licence.

[The foregoing paragraph contains forward-looking statements regarding the Company’s plans for the Santa Rita and Zamora-Cerro Colorado projects for fiscal 2011 and beyond. This expectation is based on various assumptions including but not limited to DOREX being granted title and access to the Santa Rita property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the Santa Rita and Zamora-Cerro Colorado projects until the new Santa Rita exploration licence is approved and certain other permits are granted, the implication being that if and when these licences and permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of significant exploration at the Santa Rita and Zamora-Cerro Colorado projects is dependent on the re-establishment of tenure at Santa Rita, the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for the remainder of fiscal 2011 and beyond may not occur as planned.]

2.4 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally clean, high grade, and have potentially low cost production, and continuously evaluates and seeks to acquire new project opportunities that fit its exploration criteria and meet its high standards.

In late fiscal 2008 the Company shifted the focus of its grassroots exploration initiatives out of El Salvador. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions. The Company recently extended its search for new project opportunities to other jurisdictions outside of Central America.

3. Results of Operations

For the three month period ended January 31, 2011, Pacific Rim recorded a loss for the period after discontinued operations of $(1.3) million or $(0.01) per share, compared to a loss of $(1.0) million or $(0.01) per share for the three month period ended January 31, 2010. The increase in net loss period over period is primarily due to increases in CAFTA-related expenses during Q3 2011 ($0.6 million) compared to Q3 2010 ($0.3 million) and a gain on the sale of bullion during Q3 2010 ($0.2 million) for which there is no comparable item during Q3 2011.

For the nine months ended January 31, 2011, Pacific Rim recorded a loss for the period of $(3.2) million or $(0.02) per share, compared to a loss of $(3.2) million or $(0.03) per share, for the nine months ended January 31, 2010. Although the net loss was virtually identical for the first nine months of both fiscal 2011 and fiscal 2010, exploration expenses decreased significantly ($1.4 million for the first nine months of fiscal 2010 compared to $0.9 million for the first nine months of fiscal 2011) and financing costs decreased ($0.2 million for the first nine months of fiscal 2010 and $nil for the same period of fiscal 2011). These decreased expenses year over year were offset by a gain on the sale of bullion recorded during the first nine months of fiscal 2010 ($0.6 million) for which there was no comparable item during the same period of fiscal 2011.

3.1 Expenses

Exploration expenses were $0.1 million lower in Q3 2011 than in Q3 2010 ($0.4 million and $0.5 million respectively), owing primarily to ongoing reductions in exploration activity in El Salvador. General and administrative expenses were $0.3 million during each of Q3 2011 and Q3 2010. CAFTA-related expenses totalled $0.6 million during Q3 2011 compared to $0.3 million during the same period a year earlier. This increase in CAFTA-related expenses period over period reflects an increase in activity related to the CAFTA action leading up to hearings related to the Jurisdictional Objection scheduled for late March 2011 (see Sec. 2.1.4) .

During Q3 2010 the Company realized a gain on the sale of bullion of $0.2 million, for which there is no comparable items during Q3 2011. The gain on the sale of bullion realized during Q3 2010 represents the difference between the consideration received for gold and silver when it was sold and its book value, which is based on the gold price on the date the bullion was received.

3.2 Unusual Items

There were no unusual items in either of Q3 2011 or Q3 2010.

3.3 Summary

Although both exploration and general and administrative expenses decreased between Q3 2010 and Q3 2011, these decreases were offset by increased CAFTA-related expenses period over period. Furthermore, Q3 2010 expenses benefited from a gain on the sale of bullion during the quarter for which there was no comparable item during Q3 2011. As a result, the Company’s loss for the period increased by $0.3 million from $(1.0) million during Q3 2010 to $(1.3) million during Q3 2011.

4. Summary of Quarterly Results

Summary of Quarterly Results (unaudited) (all amounts in thousands of US dollars, except per share amounts)

	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Loss before discontinued operations	$(1,260)	$(676)	$(1,233)	$(1,726)	$(1,043)	$(1,355)	$(881)	$(1,461)
Loss per share before discontinued operations – basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Discontinued Operations – Income from Denton Rawhide Joint Venture	$nil	$nil	$nil	$nil	$nil	$38	$nil	$49
Net loss for the period	$(1,260)	$(676)	$(1,233)	$(1,726)	$(1,043)	$(1,317)	$(881)	$(1,412)
Net loss per share after Discontinued Operations - basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)

The Company typically realizes a net quarterly loss. Exploration expenses have generally decreased over the past eight quarters, since the Company elected to significantly reduce exploration in El Salvador in July 2008. Likewise, the Company made significant cuts to staffing levels during Q2 2009 and Q3 2009, which led to lower general and administrative costs. However, in the past five quarters, expenses related to the CAFTA action have increased (despite a notable reduction during Q2 2011), offsetting the reduced exploration and general and administrative costs. Income from discontinued operations (the Denton-Rawhide joint venture) varied substantially quarter to quarter in prior periods. During Q3 2009 the Company continued to participate in the proceeds of gold and silver production from the Denton-Rawhide operation (having sold its 49% interest in the operation during Q2 2009). In Q4 2009 and Q2 2010 the Company booked negligible income from discontinued operations and for the past five quarters has received no income, which will continue to be the case for the foreseeable future. Net loss for each of the past 8 quarterly periods shows no discernable trend or seasonality, and is largely a function of exploration, general and administrative and CAFTA costs.

5. Liquidity

At January 31, 2011, the Company’s cash and cash equivalents totalled $0.9 million, a decrease of $0.4 million from the April 30, 2010 (2010 fiscal year end) balance of $1.3 million. In addition, short-term investments were $1.0 million at January 31, 2011, compared to $nil at April 30, 2010 and receivables, deposits and prepaids were $0.2 million at January 31, 2011 compared to $0.1 million at April 30, 2010. As a result, current assets were $2.1 million at January 31, 2011 compared to $1.4 million at April 30, 2010. The increases in current assets is due to $3.2 million in cash received by the Company from the sale of securities in a private placement financing during Q2 2011, offset by the investment of a portion of this cash into short-term investments as well as expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action.

As the Company has no source of revenue, it will require additional financing in the future to maintain its El Salvador properties, to conduct ongoing exploration at the Remance project (if warranted), to fund administrative costs and to fund expenses related to PacRim’s CAFTA arbitration. The legal costs for CAFTA are significant. The Company believes it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as costs pertaining to the CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the ability of the Company to acquire exploration projects of merit, the level of exploration activity the Company undertakes and the results generated, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company plans to obtain additional financing through, but not limited to, the issuance of additional equity. See Section 13.1, Financing Risks, for a discussion of financing risk.

5.1 Cash Flow Used For Operating Activities

The Company’s loss from continuing operations was $(1.3) million in Q3 2011 compared to $(1.0) million in the same quarter a year earlier. These losses were offset by a number of non-cash items and changes in non-cash working capital including: stock-based compensation of $0.2 million for each of Q3 2010 and Q3 2011; a change in accounts payable and accrued liabilities of $(0.2) million for Q3 2011 compared to $0.1 million for Q3 2010; a change in receivables, deposits and prepaids of $(0.02) million during Q3 2011 compared to $0.1 million during Q3 2010; and a change in bullion inventory of $nil for Q3 2011 compared to $0.2 million for Q3 2010. As a result, cash flow used for operating activities was $(1.3) million in Q3 2011 compared to $(0.5) million in Q3 2010.

For the first nine months of fiscal 2011, cash flow used for operating activities was $(2.7) million compared to $(1.3) million for the first nine months of fiscal 2010. The substantial increase in cash flow used for operating activities for the current nine month period compared to the same period a year earlier, despite the slightly lower loss for the period ($(3.2) million for the first nine months of fiscal 2011 compared to $(3.3) million for the first nine months of fiscal 2010) is largely attributable to a change in bullion of $nil for the first nine months of fiscal 2011 compared to $1.2 million for the same period a year earlier.

5.2 Cash Flow Provided by Investing Activities

During both of Q3 2011 and Q3 2010 the Company recorded no cash flow provided by or used for investing activities.

During the first nine months of fiscal 2011 the Company’s cash flow used for investing activities was $1.0 million, attributable to the purchase of short-term investments, compared to $nil for the same period a year earlier. Investments in property, plant and equipment were $nil during the first nine months of fiscal 2011 compared to a negligible amount during the same period a year earlier.

5.3 Cash Flow Provided by Financing Activities

During Q3 2010 the Company realized $2.3 million from financing activities related to the sale of securities in a private placement financing that closed on January 14, 2010 wherein a total of CDN $2,355,000 was raised through the sale of 11,775,000 units (“Units”) of the Company at a price of CDN $0.20 per Unit. There was no comparable item during Q3 2011.

During the first nine months of fiscal 2011, cash flow provided by financing activities totalled $3.3 million, compared to $2.6 million for the same period a year earlier. The current year amount represents CDN $3,332,000 that was raised through the sale of 19,600,000 units (“Units”) of the Company at a price of CDN $0.17 per Unit, consisting of one share (“Share”) and one half of one share purchase warrant (“Warrant”). Each full Warrant entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing, which occurred on October 8, 2010. The $2.3 million in cash flow provided by financing activities during the first nine months of fiscal 2010 is attributable to the January 14, 2010 financing described above, plus a negligible amount related to the exercise of employee stock options (16,666 shares at an average price of CDN $0.17 per share).

Additional information on the Q3 2010 and Q2 2011 financings is available in the Company’s MD&A dated March 12, 2010 available on the Company’s website www.pacrim-mining.com or SEDAR www.sedar.com.

5.4 Contractual Obligations

The Company’s contractual obligations have not materially changed from those disclosed in its 2010 MD&A.

6. Capital Resources and Financial Condition

6.1 Working Capital

At January 31, 2011, the value of the Company’s current assets stood at $2.1 million, compared to $1.4 million at April 30, 2010, an increase of $0.7 million. The increase in current assets is primarily a result of the addition of cash from the sale of securities under a private placement as described in Section 5.3 above, offset by expenditures of cash on exploration, general and administrative and CAFTA-related expenses. Property, plant and equipment balances at January 31, 2011 were negligibly reduced from the April 30, 2010 balance ($5.5 million at both April 30, 2010 and January 31, 2011). As a result, the Company’s total assets at January 31, 2011 were $7.6 million compared to $6.9 million at the end of fiscal 2010.

At January 31, 2011 the Company had current liabilities of $1.8 million compared to $1.6 million at April 30, 2010. This increase in current liabilities is due to a $0.2 million increase in accounts payable and accrued liabilities of which $1.7 million (as of January 31, 2011) is due to one vendor associated with PacRim’s CAFTA action. Future income tax liability, related to PacRim’s investment in El Salvador, did not change between April 30, 2010 and January 31, 2011, and is currently valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

The $0.7 million increase in current assets combined with the $0.2 million increase in current liabilities, resulted in a $0.5 million improvement in working capital from $(0.2) million at April 30, 2010 to $0.3 million at January 31, 2011.

6.2 Financial Condition

The Company’s acquisition of the Remance Project remains on hold and uncertain at this time, pending confirmation by the vendors that the Remance concession expiration date has been extended by the government of Panama. The Company is increasingly concerned that this normally routine application, permitted under Panamanian mining law, is being hampered by bureaucratic irregularities within the ministry responsible for mining, and/or issues and recent difficulties related to the passing of a new mining law in Panama. If these roadblocks can be overcome and the Remance concession extended, the Company intends to proceed with its acquisition of the Remance Project by signing a Formal Agreement (see Section 2.2) .

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the remainder of fiscal 2011 aside from what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will work toward recommencing exploration programs on its El Salvador projects.

The Company intends to continue its project generation initiatives outside of El Salvador, during the coming year, which may involve low cost field work and technical and legal due diligence on prospects it may seek to stake, or established projects it may seek to acquire that fit its exploration focus.

The Company does not currently anticipate any substantial exploration programs for the remainder of fiscal 2011. Possible exploration programs on currently pending project opportunities are anticipated to cost approximately $1.0 million. The Company currently has the funds in place to conduct this exploration work but will require additional financing in order to carry out additional exploration programs including work at any other projects the Company may acquire.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake in the remainder of fiscal 2011 and into fiscal 2012. This expectation is based on various assumptions including but not limited to the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties, the signing of a Formal Agreement for the Remance property, the availability of sufficient working capital, access to financing under acceptable terms, and the availability and accessibility of projects the Company may be interested in acquiring. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration and project generation plans for the remainder of fiscal 2011 and the foreseeable future may not occur as planned.]

The Company’s general and administrative costs are expected to remain stable for the foreseeable future. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels during the remainder of fiscal 2011 and into fiscal 2012, and are dependent on the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.7 million related to the CAFTA action. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position.

[The foregoing paragraph contains forward-looking statements regarding general and administrative and legal expenses during the remainder of fiscal 2011 and into fiscal 2012, the Company’s efforts to address its outstanding liability related to the CAFTA action, and the requirement for additional financing to fund future legal costs and/or general working capital expenses and exploration programs. These statements are based on management’s assumption that the CAFTA action will continue through fiscal 2011 and beyond and the anticipated costs of pursuing this action, the Company’s potential signing of a Formal Agreement for the Remance project, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at January 31, 2011, the Company has working capital of $0.3 million, has incurred losses since inception and has an accumulated deficit of $89.3 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future funding. Despite the Company’s Q2 2011 successful completion of a $3.3 million private placement financing, the Company will need to raise additional funds to support ongoing exploration and administration expenses as well as its costs under PacRim’s CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include the finalization of the Remance project acquisition and/or the acquisition of other exploration projects, the resolution of the CAFTA action, progress and results of the El Dorado project and its permitting application, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity. See Section 13.1, Financing Risks, for a discussion of financing risk.

6.3 Off-Balance Sheet Arrangements

The Company does not currently have any off-balance sheet arrangements.

7. Proposed Transactions

Pacific Rim is continually reviewing potential project acquisitions and other opportunities that could enhance shareholder value.

Other than the Remance project acquisition, which if completed, will involve payments of cash and shares (as disclosed in Section 2.2), there are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

8. Related Party Transactions

The Company received accounting services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid during the nine months ended January 31, 2011 was $95 thousand.

9. Accounting Estimates and Policies

9.1 Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, bullion, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a NI 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008.

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. PRES has experienced lengthy delays in the GOES’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of PRES, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. PRES has commenced a legal claim under CAFTA. If PRES is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or other factors beyond the control of the Company, such factors could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

As at January 31, 2011, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at January 31, 2011, current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of January 31, 2011. To date, the Company’s discussions with legal counsel representing PacRim in the CAFTA arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

As part of the sale of its interest in Denton-Rawhide (readers are referred to the Company’s 2009 Annual Report), the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Readers are referred to Notes 2, 3 and 4 to the 2010 audited consolidated financial statements in for additional information about Accounting Estimates and Policies.

9.2 Changes in Accounting Policies

9.2.1 Business combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Early adoption is permitted. The Company has elected to early adopt this standard effective May 1, 2010. The adoption of this standard did not have any impact on the Company’s financial position, earnings or cash flows.

9.2.2 Non-controlling interest

In October 2008, the CICA issued Handbook Section 1602, Non-controlling Interests, to provide guidance on accounting for non-controlling interests in a subsidiary in consolidated financial statements subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. Early adoption is permitted. The Company has elected to early adopt this standard effective May 1, 2010. The adoption of this standard did not have any impact on the Company’s financial position, earnings or cash flows.

9.2.3 Interim consolidated financial statements

In January 2009, the CICA issued Handbook Section 1601, “Interim Consolidated Financial Statements”, to provide guidance on the preparation of Interim Consolidated financial statements. The section is effective for fiscal years beginning on or after January 1, 2011. Early adoption is permitted. The Company has elected to early adopt this standard effective May 1, 2010. The adoption of this standard did not have any impact on the Company’s financial position, earnings or cash flows.

9.3 Recent accounting pronouncements not yet adopted

9.3.1 IFRS

The Canadian Accounting Standards Board (AcSB) has announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date is May 1, 2011, at which time Canadian GAAP will cease to apply for Pacific Rim and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2012 ending July 31, 2011 including comparative IFRS financial results and an opening balance sheet as at May 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended April 30, 2012 with restated comparatives for the year ended April 30, 2011.

Management has developed a project plan for the conversion to IFRS which is comprised of three phases: the scoping phase, the planning phase and the transition phase.

Management has completed the scoping phase in which a component evaluation was prepared of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines. A number of differences were identified but most are not expected to have a material impact on the reported results and financial position. Set out below are the most significant areas, identified to date by management, where changes in accounting policies may have the highest potential impact on the Company’s consolidated financial statements.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

Mandatory exceptions:

1.

Estimates - An entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with GAAP, unless there is objective evidence that those estimates were in error;

Optional Exemptions Elected:

1.

IFRS 2 Share-Based Payments – The Company will elect this exemption from retroactive restatement of equity instruments granted before November 2, 2002 and those which were granted after November 2, 2002 but which vested prior to transition.

2.

Business Combinations - IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will apply this election and IFRS 3 will be applied only to business combinations that occur on or after May 1, 2010.

3.

Cumulative translation differences - IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company will choose to apply this election and will eliminate any cumulative translation difference and adjust retained earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

4.

IAS 27 – Consolidated and Separate Financial Statements - In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company will be electing to apply IFRS 3 prospectively, the Company will also be electing to apply IAS 27 prospectively.

Share Based Payments

IFRS and Canadian GAAP largely converge on the accounting treatment for share – based transactions with only a few differences.

Canadian GAAP allows either accelerated or straight line method of amortization for the fair value of stock options under graded vesting. Currently, the Company is using the accelerated amortization method and therefore the adoption of IFRS 2 is not expected to have an impact on the Company’s financial statements.

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company has begun using the estimate of forfeitures starting May 1, 2010 when determining the number of equity instruments expected to vest.

Upon adoption of IFRS 2, the Company will be fully compliant with the new standard and the adoption is not expected to have an impact on the financial statements.

Impairment

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

Currently the Company has significant assets, which based on initial assessment of these significant assets, no impairment charge is expected on transition to IFRS.

Exploration and Evaluation Assets

Under the Company’s current accounting policy, only the acquisition costs of mineral properties are capitalized.

Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation assets and will need to determine whether they should be classified as intangible or tangible assets. The Company is currently in compliance with the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and capitalization of expenditures only after the completion of a feasibility study.

Upon adoption of IFRS 6, “Exploration and Evaluation of Mineral Properties”, the Company will be fully compliant with the new standard. The adoption is expected to have an impact on the financial statements as the mineral property acquisition costs for El Salvador will now be included in a separate line on the Statement of Financial Position rather than as part of Property, Plant & Equipment.

Property, Plant and Equipment

Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Management has yet to decide on which model to adopt. Currently, aside from the mineral property, the Company has only a small amount of equipment and vehicles capitalized as property, plant and equipment. As a result there will not be a significant impact on the adoption of either IFRS model on the Company’s financial statements except for the reallocation of the mineral property costs to a separate line.

In accordance with IAS 16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts and accounts for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

Foreign Currency

IFRS requires that the functional currency of each entity in the consolidated group be determined separately in accordance with IAS 21 and the entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Based on the cash outflows or expenses the functional currency is most likely Canadian dollars for Pacific Rim and United States dollars for the El Salvador companies and the United States companies.

If it is determined that the Canadian entity has a Canadian dollar functional currency, the Canadian entity will need to be translated into the United States dollar reporting currency using the current rate method which will result in a cumulative translation adjustment in the Accumulated Other Comprehensive Income in the Equity section of the Statement of Financial Position.

As events and conditions relevant to the Company change, it will re-consider the primary and secondary indicators, as described in IAS 21, in determining the functional currency for each entity. Going forward under IFRS, management will assess the appropriate functional currency based on existing circumstances which may have a significant impact on the Company’s consolidated financial statements prepared under IFRS.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings.

When the Company adopts IAS 12, “Income Taxes”, the future income tax liability will have a zero balance with the adjustment flowing through the opening retained earnings.

As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable accounting standards at the conversion date are known.

Based on management assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

10. Financial Instruments

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables, deposits and prepaids. The following describes the types of risk associated with these instruments and the way in which such exposure is managed.

10.1 Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments.

The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments As disclosed in Section 6, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Readers are encouraged to thoroughly review the Company’s Capital Resources and Financial Condition (Section 6), Risks and Uncertainties (Section 13) and Outlook (Section 15).

[The foregoing paragraph contains forward-looking statements regarding the Company’s liquidity and its ability to meet its exploration and general and administrative financial responsibilities during the remainder of fiscal 2011 and beyond, as well as management’s assessment that it will require future financing in order to fund expenses related to the ongoing CAFTA claim initiated by PacRim during fiscal 2009. These estimations are made by management based on anticipated work programs, current cash balances, exploration and legal cost estimates, the expectation that the CAFTA claim will continue past fiscal 2011, and other factors, any of which, if incorrect, can cause actual results to differ (for instance, the Company may not require financing ear-marked for the CAFTA claim if a resolution to the El Dorado permit is achieved). There are no guarantees that financing, on acceptable terms, will be available to the Company. Readers are encouraged to review the Risks and Uncertainties outlined in Section 13, particularly Section 13.1. ]

10.2 Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s credit risk is primarily attributable to its liquid financial assets and the maximum credit risk the Company is exposed to is 100% of cash and receivables. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with international financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

10.3 Foreign Exchange Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At January 31, 2011 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.2 million in the Company’s net earnings. See Section 13.12 for further discussion of this topic. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

10.4 Fair Values

Cash and restricted cash is carried at fair value using a Level 1 fair value measurement. The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

10.5 Interest Rate Risk

The Company does not have significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

11. Environmental Matters

11.1 U.S. Operations

During fiscal 2009 the Company sold it's 49% interest in the Denton-Rawhide operation to it's joint venture partner, Kennecott-Rawhide Mining Company ("Kennecott"). Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold it's interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions.

A reclamation and closure plan for Denton-Rawhide, covering the period ending with the Company’s sale of its 49% interest in the operation to Kennecott, has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott has estimated a total of $4.9 million in reclamation and closure costs under the proposed plan. Kennecott, on behalf of the Rawhide Joint Venture, has posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs for Denton-Rawhide are based on current legal and regulatory requirements. Actual costs incurred for reclamation activities in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies regulates mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches: regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s reclamation obligations.

11.2 International Operations

The Company’s exploration properties, located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, hand dug trenches, impacts on existing infrastructure) are reclaimed and repaired. Using the same methods required for structural studies at dam site and large construction sites, drill holes are capped with either a 50 meter grout cap or are completely filled with grout, depending on the geologic environment. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls and fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, "badenes", rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to standards exceeding local regulation. Often, local tree varieties are harvested then replanted in the disturbed areas when it does not conflict with normal local usage. All areas of reclamation and construction are monitored on an annual basis. If additional repair is required because of the initial construction, it is repaired until the area gains stability. The Company’s professional environmental staff has volunteered and assisted the local authorities in evaluating other arms-length environmental, geologic, hydrologic, disaster sites around the immediate communities by conducting land slide analysis, ground water studies, surface water studies, land fill site studies, helping to evaluate other industrial waste sites, fire prevention, disease control, disaster relief preparedness and first aid.

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with international work and safety standards and procedures. These issues are routinely monitored by Company employees under the direction of the local environmental and safety managers. Environmental compliance and risk are regularly assessed by third party contractors specializing in mining and exploration risk management. In addition, the Company has established showcase programs for environmental protection, waste management and reforestation in order to educate workers and local populace on common best practice measures for a healthier, cleaner and safer living and working environment.

Ongoing reclamation activities associated with the Company’s exploration stage properties are expensed as exploration in the period incurred.

12. Controls and Procedures

12.1 Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

There has been no change in the Company’s disclosure controls during the three months ended January 31, 2011 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

12.2 Internal Controls Over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change to the Company’s internal controls over financial reporting during the three months ended January 31, 2011 that has materially affected, or is reasonably likely to materially affect, its control over financing reporting.

12.3 Material Weakness in Internal Control Over Financial Reporting

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company’s CEO and CFO assessed the effectiveness of the Company’s internal control over financial reporting and have assessed the design and operating effectiveness of the Company’s internal control over financial reporting as at January 31, 2011.

Based on that assessment, management concluded that, as at January 31, 2011, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff that would be required to correct the weakness at this time.

13. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive and the Company has no source of income. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

13.1 Financing Risks

The Company’s sources of financing include current cash and cash equivalents. The Company utilizes these limited financial resources to finance its exploration activities, general and administrative and legal expenses. Future financing will be necessary in order to fund the Company’s general and administrative costs, including regulatory responsibilities and the costs associated with the CAFTA action (described in Sections 2.1.4 and 6 above), as well as to fund exploration on the Remance project and/or other future property acquisitions. Furthermore the Company does not have the funds in place to conduct mine development activities at the El Dorado property should the Company receive the permits allowing it to undertake these activities. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that financing will be available to the Company, on reasonable and acceptable terms at the time it is required by the Company. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the Company’s failure to remain a going concern, the Company’s inability to continue to fund PacRim’s CAFTA action, or could cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

13.2 Maintenance of Exchange Listings

The Company’s shares currently trade on the TSX in Canada and on the OTCQX platform in the US. The Company remains SEC-registered in the US. The Company’s ability to maintain its TSX listing will be dependent on meeting the exchange’s ongoing listing maintenance standards including provisions for minimum exploration work expenditures, which the Company has not met to this point of fiscal 2011. Without increasing its exploration work programs on either its El Salvador properties or future acquisitions, the Company may face a formal TSX listing review, which could result in the Company’s shares being subject to delisting from the TSX, in which event the Company would seek a listing on the TSX Venture Exchange. However, there is no assurance that the Company would be successful in obtaining such a listing.

13.3 Foreign Operations

The Company and its subsidiaries operate in certain parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption and may operate its business in manners that are contrary to the regulations imposed in the United States and Canada. While the Company has policies in place to ensure adequate monitoring of its activities and compliance with Canadian, United States and local laws and regulations in the countries in which it operates, there can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or negligent acts committed by its employees or agents. Such employees or agents may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt the Company’s business and result in a material adverse effect on its business and operations.

13.4 Exploration, Development and Operating Risks

Resource exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurately be predicted but the effect can be materially adverse.

Except for the El Dorado Project, on which a pre-feasibility study was completed in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or previously disclosed reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s most advanced exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. The Company may commence exploration programs in other jurisdictions during the remainder of fiscal 2011 and into fiscal 2012. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. There can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to or destruction of documents, samples or drill core, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

13.5 Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

13.6 Title to Properties

PRES, a subsidiary of PacRim, has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the Salvadoran Ministry of Natural Resources and the Environment is a requirement for approval of the exploitation concession by the Ministry of Economy. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant PRES an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to PRES that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative laws and procedures assure PRES exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that PRES’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company conducted significant due diligence on the Remance Project in Panama prior to signing a letter of intent to acquire the project from Minera Clifton, including securing legal opinions on the title and tenure of the Remance exploitation concession. The Company is of the opinion that the Remance exploitation concession is in good standing and that title to the project lies with Minera Clifton. However, the Remance property, as well as the Company's other exploration properties, may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects.

The Remance exploitation concession is nearing the end of its initial term and is eligible for renewal under Panamanian law. Despite the fact that renewal of an exploitation concession is considered routine, substantial and unaccounted-for delays have occurred in the application for extension to the Remance concession. The Company is increasingly concerned that this normally routine application, permitted under Panamanian mining law, is being hampered by bureaucratic irregularities within the ministry responsible for mining, and/or issues and recent difficulties related to the passing of a new mining law in Panama. There can be no assurance at this time that the Remance exploitation concession will be extended by the Government of Panama. The Company seeks comfort from the Government of Panama that the Remance exploitation concession will be renewed before it will sign the formal acquisition agreement. As such, the Company’s acquisition of the Remance project can not be guaranteed.

The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

13.7 Government Law, Environmental and Other Regulatory Requirements

The Company's current exploration projects are located in El Salvador, and the Company may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

Currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in the foreign jurisdictions in which the Company operates.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates.

As disclosed in Sections 2.1.3 and 2.1.4 above, PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result PacRim initiated an action against the GOES under the CAFTA international trade treaty. There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges PacRim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful.

13.8 History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of January 31, 2011, the Company had an accumulated deficit of $89.3 million. The Company currently has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

13.9 Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of a small number of skilled and experienced executives and personnel. Due to the small size of the Company, the loss of any of these key persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations. The Company does not maintain key employee insurance on any of its employees.

13.10 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, directors who have such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

13.11 Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

13.12 Currency Fluctuations

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

13.13 Adequacy of Insurance Coverage

The Company has purchased liability insurance that it believes is appropriate for the level of risk incurred, however there are no guarantees that the level of coverage of existing policies can or will be maintained. Furthermore, the Company does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

13.14 Reclamation Risks at Denton-Rawhide

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott. Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold it's interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions. The Coordinating Committee of the Denton-Rawhide mine estimates total reclamation and severance costs for the Denton-Rawhide mine will be $9.8 million. $4.5 million in reclamation and severance costs have already been incurred on behalf of the Company and Kennecott as previous joint venture partners, leaving an estimated $5.3 million allocated for future reclamation costs related to disturbances made at the operation prior to Kennecott’s 2010 sale of the property..

This estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine for which the Company is jointly responsible, and the Company recognizes a potential future reclamation liability, as per the terms of its sale as described above, should actual reclamation and closure costs exceed $7.0 million in excess of reclamation and severance costs incurred prior to the date of the sale (October 30, 2008).

13.15 Environmental Risks and Hazards

The Company’s exploration activities are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners or operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

13.16 Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase alongside corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC Canadian Securities Administrators and the TSX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company's stock price to decrease.

13.17 Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

13.18 Foreign Private Issuer Status

The Company currently qualifies as a “foreign private issuer” as defined in Rule 3b-4(c) under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law. Although more than 50% of its voting securities are held by U.S. residents, the Company still qualifies for foreign private issuer status by meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) a majority of its executive officers and directors, taken separately, are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

14. Outstanding Share Data

The following table outlines the common shares, options and warrants outstanding at and subsequent to the year end, to March 14, 2011:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2010	130,308,308	8,133,334	19,802,350
Issued May 1 to July 31, 2010	nil	250,000	nil
Forfeited or expired May 1 to July 31, 2010	nil	-195,000	-7,061,350
Issued August 1 to October 31, 2010	20,260,000	225,000	10,790,000
Forfeited or expired August 1 to October 31, 2010	nil	-183,334	nil
Issued November 1, 2010 to January 31, 2011	nil	2,650,000	nil
Forfeited or expired November 1, 2010 to January 31, 2011	nil	-585,000	nil
Issued February 1 to March 14, 2011	nil	nil	nil
Forfeited or expired February 1 to March 14, 2011	nil	nil	nil
Balance on March 14, 2011	150,568,308	10,295,000	23,531,000

15. Outlook

The Company’s acquisition of the Remance project is on hold and highly uncertain at this time, pending the Government of Panama’s extension of the time remaining on the Remance exploitation concession as provided for under Panamanian law. The Company is increasingly concerned that this normally routine application is being hampered by bureaucratic irregularities within the ministry responsible for mining, and/or issues and recent difficulties related to the passing of a new mining law in Panama. If these roadblocks can be overcome and the Remance concession extended, the Company intends to proceed with its acquisition of the Remance Project by signing a Formal Agreement.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains confident that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated.

The Company is actively seeking new project opportunities, which, if successful, will lead to renewed active exploration programs. Projects are currently being evaluated in North and Central America.

The Company believes its principal risks are its ability to acquire new exploration projects of merit, its ability to fund the ongoing CAFTA action to a just conclusion, its ability to fund future exploration plans and ongoing general and administrative expenses and its ability to maintain its TSX listing. Without having formally acquired the Remance project at this date, the Company’s exploration plans previously anticipated for fiscal 2011 are currently on hold. If the Remance project is acquired, the Company will require additional financing to undertake an exploration program, as per the terms of its Remance letter of intent, that is anticipated to cost approximately $1.0 million. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through the remainder of fiscal 2011 and for the foreseeable future. The Company anticipates that it will require financing in late fiscal 2011 or early fiscal 2012 in order to fund its ongoing exploration, administrative and legal expenses. See Section 13.1, Risks and Uncertainties for a discussion of financing risk.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during the remainder of fiscal 2011 and into fiscal 2012, it’s intent to forego signing the final Remance option agreement unless certain assurances from the Government of Panama regarding the Remance concession term are forthcoming , its expectation of settling the El Dorado permit impasse, and its anticipated requirements for additional funding. Readers are directed to the cautionary notes regarding forward-looking statements related to fiscal 2011 exploration and generative programs above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2011. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels as during fiscal 2011, and are dependent on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the CAFTA action and/or for general working capital expenses and/or future expenses related to the CAFTA action. See Section 13.1, Risks and Uncertainties for a discussion of financing risk.

[The previous paragraph contains forward-looking statements regarding anticipated general and administrative expenses and anticipated expenditures related to the CAFTA action, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. These statements are based on management’s assumption that the CAFTA action will continue through the remainder of fiscal 2011and beyond, and the anticipated costs of pursuing this action, and on anticipated costs for general and administrative expenses through the coming year. Should PRES receive the El Dorado permits at any time, the necessity to continue the action may be averted and the anticipated impact on general and administrative costs may not materialize.]

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless these diplomatic efforts are successful, PacRim’s CAFTA action is expected to proceed during the remainder of fiscal 2011 and beyond. In the near term, the CAFTA action will focus on the GOES’s Jurisdiction Objection, with hearings scheduled for late March 2011. A ruling by ICSID on the Jurisdiction Objection is anticipated by summer 2011. The Company may seek traditional or alternative financing arrangements during the remainder of fiscal 2011 and beyond, specifically earmarked for legal expenses.

[The foregoing section contains forward-looking statements regarding the expectation of ongoing legal undertakings. These statements are based on assumptions of management, specifically detailed previously in this report, that may prove erroneous and cause actual results and outcomes to differ from those currently anticipated.]

16. Additional Sources of Information

Additional sources of information regarding Pacific Rim include: information available on SEDAR (www.sedar.com) including the Company’s audited annual financial statements and unaudited interim financial statements and the Company’s Annual Information Form; the Company’s 20-F (available at www.sec.gov); and, the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

17. National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101 who is responsible for the technical information provided herein.

The Remance project drill results presented herein were generated by knowledgeable explorers working for Heron Exploration Inc (“Heron”), which company conducted the exploration program prior to Minera Clifton’s involvement in the project. Both Minera Clifton and Heron are at arm’s length to the Company. The drill results were generated in advance of the implementation of National Instrument 43-101 and undue significance should not be placed on them. There has been insufficient work to date at Remance to define a NI 43-101-compliant resource on the project, and it is uncertain if further exploration will result in delineation of an economic mineral resource on the property. The Company intends to conduct a thorough and systematic drill program at the Remance project and will report its results in a manner compliant with NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

A pre-feasibility study for the El Dorado project was completed in January 2005. This pre-feasibility study is supported by a technical report prepared for the Company by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of the Company, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.